December 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Pamela Long

Re:	CIRCOR International, Inc.: Registration Statement on Form S-3 (File No. 333-170334)

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CIRCOR International, Inc. (the “Company”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, DC time) on Friday, December 17, 2010 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Andrew H. Goodman of Goodwin Procter LLP at (213) 426-2566.

Sincerely,

CIRCOR INTERNATIONAL, INC.

By:  /s/  Alan J. Glass, Esq.

        Name: Alan J. Glass, Esq.

        Title:   Vice President, General Counsel & Secretary

Cc:	Frederic M. Burditt, CIRCOR International, Inc. (by email)

David F. Dietz, Esq., Goodwin Procter LLP (by email)

Andrew H. Goodman, Esq., Goodwin Procter LLP (by email)